ABC Funding, Inc.
                              9160 South 300 West
                                Sandy, Utah 84070






February 9, 2005



Via Facsimile

United State Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Company:          ABC Funding, Inc.
         Form:             Form SB-2 Registration Statement
         File No.:         333-121070
         ----------------------------

Dear Sirs and/or Madame:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to Friday, February 11, 2005 at 10:00 a.m. or as soon thereafter as practicable.

Very truly yours,

/s/ Harold Barson

Harold Barson
President